1-

02041507

P.E.
6-3-02

333-13576

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2002

1- HOLMES FINANCING (No 4) PLC
2- HOLMES FUNDING LIMITED -01
3- HOLMES TRUSTEES LIMITED -02

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

Holmes Financing No 4 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 May 2002 to 10 June 2002

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	281,957	17,603,072
Replenishment	8,625	701,936
Repurchased	(8,353)	(472,489)
Redemptions	(7,118)	(508,741)
Losses	(3)	0
Other Movements	0	0
Carried Forward	278,108	17,323,778

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	291,957	19,892,106
Repurchased	(57,029)	(3,929,751)
Redemptions	(71,936)	(5,037,573)
Losses	(75)	(218)
Other Movements	0	0
Carried Forward	278,108	17,323,778

Annualised 1 Month CPR	31.30%	**(including redemptions and repurchases)
Annualised 3 Month CPR	32.35%	
Annualised 12 Month CPR	43.95%	

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	40.44	
Weighted Average Loan size	£62,291.55	
Weighted Average LTV	78.71%	*** (see below)
Weighted Average Remaining Term	18.96	

Product Type Analysis

	£000's	%
Variable Rate	11,601,734	66.97%
Fixed Rate	5,722,044	33.03%
Tracker Rate	0	0.00%
Flexible Mortgages	0	0.00%
	17,323,778	100.00%

Mortgage Standard Variable Rate

Effective Date	Rate
01 December 2001	6.10%

Geographic Analysis

Region	Number	£000's	%
East Anglia	10,717	591,307	3.41%
East Midlands	14,657	764,564	4.41%
Greater London	53,306	4,139,430	23.89%
North West	13,161	606,551	3.50%
North	33,252	1,635,199	9.44%
South East	76,383	5,565,254	32.12%
South West	21,988	1,295,550	7.48%
Wales	14,175	657,831	3.80%
West Midlands	18,335	988,999	5.71%
Yorkshire and Humberside	19,918	924,279	5.34%
Unknown	2,216	153,794	0.89%
Total	278,108	17,323,778	100.00%

Holmes Financing No 4 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 May 2002 to 10 June 2002

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	4,019	160,321	0.93%
25.01 - 50.00	27,594	1,402,037	8.09%
50.01 - 75.00	69,240	4,587,244	26.48%
75.01 - 80.00	14,347	989,858	5.71%
80.01 - 85.00	18,133	1,281,331	7.40%
85.01 - 90.00	40,312	2,937,194	16.95%
90.01 - 95.00	104,463	5,985,975	34.44%
Total	278,108	17,323,778	100.00%

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	271,363	16,962,585	(2,694)	97.92%
1.00 - 1.99 months	4,425	234,681	2,010	1.35%
2.00 - 2.99 months	1,059	61,006	897	0.35%
3.00 - 3.99 months	470	25,608	542	0.15%
4.00 - 4.99 months	278	14,862	423	0.09%
5.00 - 5.99 months	166	8,647	296	0.05%
6.00 - 11.99 months	274	13,579	653	0.08%
12 months and over	34	1,342	183	0.01%
Properties in Possession	38	1,468	85	0.01%
Total	278,108	17,323,776	2,395	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount (which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Shares of Trust last Distribution Date (10 June 2002)

	£000's	%
Funding Share	10,918,375	63.02537%
Seller Share	6,405,403	36.97463%
	17,323,778	100.00000%
Minimum Seller Share	692,788	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	633,472
Additional Amounts Accumulated	421,668
Payment of Notes	0
Carried Forward	1,055,140

Excess Spread

Quarter to 15/4/2002	0.5414%
Quarter to 15/1/2002	0.5487%
Quarter to 15/10/2001	0.4621%

Reserve Funds

	First Reserve	Second Reserve
Balance as at 15/4/2002	£154,309,742.00	£19,000,000.00
Percentage of Notes	1.41%	0.17%

Holmes Financing No 4 plc

Periodic Report to Holmes Trustees Limited and Holmes Funding Limited
For Period 00 May 2002 to 10 June 2002

All values are in thousands of pounds sterling unless otherwise stated
Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	32	1,137
Repossessed In Period	18	930
Sold In Period	(12)	(504)
Carried Forward	38	1,563

	Cumulative	
	Number	£000's
Repossessed to date	137	6,231
Sold to date	(99)	(4,668)
Carried Forward	38	1,563

Repossession Sales Information

Average time Possession to Sale	83	Days
Average arrears at time of Sale	£3,102.00	

MIG Claim Status

	Number	£000's
MIG Claims made	80	495
MIG Claims outstanding	9	71

Average time claim to payment	26

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £10 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No4) PLC

Dated 14th June, 2002

By ______________________

P J Lott (Authorised Signatory)